SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Talkspace, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87427V103

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

c/o Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 521-8495

with a copy to:

Rod Miller, Esq.

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	87427V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,790,000 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,790,000 shares of Common Stock(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,790,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

[1]	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[2]	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[3]

Percentage beneficial ownership is based on 152,255,736 shares of the Issuer’s common stock, $0.0001 par value per share (“common stock”), outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Person named above.

CUSIP NO.	87427V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,790,000 shares of Common Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,790,000 shares of Common Stock(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,790,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(6)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(4)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(5)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(6)

Percentage beneficial ownership is based on 152,255,736 shares of the Issuer’s common stock, $0.0001 par value per share (“common stock”), outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Person named above.

CUSIP NO.	87427V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEC Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,790,000 shares of Common Stock(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,790,000 shares of Common Stock(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,790,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(9)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(7)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(8)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(9)

Percentage beneficial ownership is based on 152,255,736 shares of the Issuer’s common stock, $0.0001 par value per share (“common stock”), outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Person named above.

CUSIP NO.	87427V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,544,446 shares of Common Stock(10)
	8	SHARED VOTING POWER 17,790,000 shares of Common Stock(11)
	9	SOLE DISPOSITIVE POWER 4,544,446 shares of Common Stock(10)
	10	SHARED DISPOSITIVE POWER 17,790,000 shares of Common Stock(12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,334,446 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (13)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)

Comprised of 2,274,446 shares of common stock owned jointly with the Reporting Person’s spouse, including through a trust, and 2,270,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D owned jointly with the reporting Person’s spouse.

(11)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(12)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(13)

Percentage beneficial ownership is based on 152,255,736 shares of the Issuer’s common stock, $0.0001 par value per share (“common stock”), outstanding as of June 22, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Person named above, and 2,270,000 shares beneficially owned through the ownership of warrants jointly with the Reporting Person’s spouse.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Talkspace, Inc., a Delaware corporation (the “Issuer” or “Talkspace”). Talkspace currently has no principal executive offices, as its employees work remotely.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”);

(ii)	HEC Management GP LLC, a Delaware limited liability company (“Management GP”);

(iii)	HEC Master Fund LP, a Delaware limited partnership (“HEC Master”); and

(iv)	Douglas L. Braunstein, a United States citizen.

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address of the Reporting Persons: c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, NY 10281.

(c) Principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted:

(i)	Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (the “HEC Funds”);

(ii)	Management GP’s principal business is to serve as the general partner of Hudson Executive;

(iii)	HEC Master is one of a number of funds that was created by Hudson Executive for investment purposes; and

(iv)	Mr. Braunstein’s principal occupation is to serve as the Managing Partner of Hudson Executive and the Managing Member of Management GP.

The principal business address for each of the Reporting Persons is c/o Hudson Executive Capital LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Hudson Executive – Delaware;

(ii)	Management GP – Delaware

(iii)	HEC Master – Delaware; and

(iv)	Mr. Braunstein – United States.

Item 3.	Source and Amount of Funds or Other Considerations

Prior to the initial public offering of Hudson Executive Investment Corp., a Delaware corporation (“HEC”) and the predecessor in interest to the Issuer, HEC Sponsor LLC, a Delaware limited liability company (the “Sponsor”) purchased 8,625,000 Class B ordinary shares of HEC for an aggregate purchase price of $25,000, or approximately $0.002 per share (the “Founder Shares”). On May 20, 2020, the Sponsor transferred 25,000 Founder Shares to Amy Schulman, a director, and on June 3, 2020 the Sponsor transferred 25,000 shares to Thelma Duggin, a director, resulting in the Sponsor holding an aggregate of 8,575,000 Founder Shares. In connection with HEC’s initial public offering, the Sponsor purchased warrants to purchase 10,280,000 Class A ordinary shares of HEC for an aggregate purchase price $10.28 million, or $1.00 per warrant (the “Private Placement Warrants”). On June 8, 2020, HEC effected a 1.2:1 stock split resulting in an increase in the total number of Founder Shares outstanding from 8,625,000 to 10,350,000 in order to maintain the ownership of Founder Shares by the Sponsor at 20% of the issued and outstanding ordinary shares of HEC upon consummation of its initial public offering. The Sponsor purchased the Founder Shares and Private Placement Warrants with its working capital.

In addition, HEC entered into a forward purchase agreement (the “FPA”) with HEC Master pursuant to which HEC Master committed to purchase from HEC up to 5,000,000 forward purchase units (the “Forward Purchase Units”), consisting of one share of Class A common stock (the “Forward Purchase Shares”) and one-half of one warrant to purchase one share of Class A common stock (the “Forward Purchase Warrants” and together with the Forward Purchase Units and the Forward Purchase Shares, the “Forward Purchase Securities”), for $10.00 per unit, or an aggregate amount of up to $50,000,000, in a private placement that closed concurrently with the closing of a Business Combination. The Reporting Persons used working capital to purchase the Forward Purchase Securities pursuant to the Forward Purchase Agreement.

On June 22, 2021, in connection with the closing of the Business Combination, each Founder Share automatically converted into one share of Common Stock of the Issuer for no additional consideration.

Following the conversion of the Founder Shares as a result of the closing of the Business Combination, the Sponsor distributed its shares of Common Stock to the Reporting Persons. The Reporting Persons collectively received 7,424,446 shares of Common Stock and 7,410,000 warrant to purchase Common Stock from the distribution from the Sponsor.

Item 4.	Purpose of Transaction

Business Combination

On January 12, 2021, HEC entered into Agreement and Plan of Merger, dated as of January 12, 2021 (the “Merger Agreement”), by and among HEC (which after the business combination became Talkspace), Groop Internet Platform, Inc. (“Old Talkspace”), Tailwind Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of HEC (“First Merger Sub”), and Tailwind Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”). Pursuant to the Merger Agreement, the parties thereto entered into a business combination transaction (the “Business Combination”) by which, (i) First Merger Sub merged with and into HEC with HEC being the surviving corporation in the merger (the “First Merger”) and (ii) Second Merger Sub merged with and into the surviving corporation with Second Merger Sub being the surviving entity in the merger (the “Second Merger” and, together with the First Merger, being collectively referred to as the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”).

Forward Purchase Agreement

In addition, HEC entered into the FPA with HEC Master pursuant to which HEC Master committed to purchase from the Company up to 5,000,000 Forward Purchase Units, consisting of one Forward Purchase Share and one-half of one Forward Purchase Warrants, for $10.00 per unit, or an aggregate amount of up to $50,000,000, in a private placement that will close concurrently with the closing of a Business Combination. In connection with the signing of the Merger Agreement, HEC and HEC Master amended the FPA. Pursuant to the First Amendment to the Forward Purchase Agreement, dated January 12, 2021, HEC Master’s purchase obligations were amended such that HEC Master is obligated to purchase 2,500,000 Forward Purchase Units and backstop up to $25,000,000 of redemptions by HEC stockholders through the purchase of additional Forward Purchase Units, in each case valued at $10.00 per Forward Purchase Unit, in a private placement that closed concurrently with the closing of the Business Combination.

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on June 8, 2020, the holders of the Founder Shares and Forward Purchase Securities (and any Class A common stock issuable upon the exercise of the Founder Shares or Forward Purchase Warrants are entitled to registration rights, requiring HEC to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that HEC register such securities. In addition, the holders will have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. HEC will bear the expenses incurred in connection with the filing of any such registration statements.

At the closing of the Business Combination, HEC, the Sponsor, Old Talkspace’s independent directors, certain former stockholders of Old Talkspace and certain other parties thereto entered into an Amended and Restated Registration Rights Agreement, pursuant to which pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities that are held by the parties thereto from time to time.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) and (b) Information about the number and percentage of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

HEC Master, as an HEC Fund, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive, HEC Master and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, HEC Master, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) Except as described in Item 3 and Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None. .

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, Forward Purchase Agreements and Registration Rights Agreements and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits[14]

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 2, 2021, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated as of January 12, 2021 2021 (incorporated by reference to Exhibit 2.1 to the. Issuer’s Current Report on Form 8-K filed January 13, 2021).

3	Forward Purchase Agreement, dated as of June 8, 2020 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed June 11, 2020)..

4	Amendment to Forward Purchase Agreement, dated as of January 12, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed January 13, 2021).

4	Amended and Restated Registration Rights Agreement, dated as of Jun3 22, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 23, 2021).

[14]	NTD: To be updated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2021

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC MASTER FUND LP

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Investment Manager

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein

Exhibit A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Company named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 2, 2021

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HUDSON EXECUTIVE CAPITAL LP

By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MASTER FUND LP

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Investment Manager

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein